EXHIBIT 99.1


Advanced Semiconductor Engineering, Inc.                                 [Logo]

FOR IMMEDIATE RELEASE

Contact:


ASE, Inc.                                       Thomson Financial/Carson
Joseph Tung, CFO / Vice President               Mylene Kok                           Daniel Loh
Freddie Liu, Assistant Vice President           Regional Director                    Director
Tel: + 886-2-8780-5489                          + 65-879-9881                        + 1-212-701-1998
Fax: + 886-2-2757-6121                          mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw
http://www.aseglobal.com
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                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                      ANNOUNCES FEBRUARY 2002 NET REVENUES

TAIPEI, TAIWAN, R.O.C., MARCH 7, 2002 - ADVANCED SEMICONDUCTOR ENGINEERING,
INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of February 2002.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)*

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
                       Feb           Jan            Feb            Sequential        YoY
(NT$ Million)          2002          2002           2001           Change            Change
                   ------------------------------------------------------------------------
Net Revenues           3,126         3,225          3,484          -3.1%             -10.3%
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MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG (UNAUDITED)

                       Feb           Jan            Feb            Sequential        YoY
(NT$ Million)          2002          2002           2001           Change            Change
                   ------------------------------------------------------------------------
Net Revenues           1,929         1,940          1,781          -0.6%             +8.3%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.